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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

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                               TELESCIENCES, INC.
                           (Name of Subject Company)

                           EDB 4TEL ACQUISITION CORP.

                          a wholly-owned subsidiary of

                            EDB BUSINESS PARTNER ASA
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $0.04 PER SHARE
                         (Title of Class of Securities)

                                    87951X202
                                 (CUSIP Number)

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                                  EIVIND KINCK
                          c/o EDB BUSINESS PARTNER ASA
                                Ruselokkveien 6
                                  N-OZ51 Oslo
                                Postal Address:
                                 POSTBOKS 6798
                                ST. OLAVS PLASS
                              N-0130 OSLO, NORWAY
                        Telephone: (011) 47 22 94 40 34

 (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)


                                    Copy to:
                             JOEL D. MAYERSOHN, ESQ.
                      ATLAS, PEARLMAN, TROP & BORKSON, P.A.
                           200 EAST LAS OLAS BOULEVARD
                                   SUITE 1900
                         FORT LAUDERDALE, FLORIDA 33301
                            TELEPHONE: (954) 763-1200

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         This Amendment No. 2 amends and  supplements the Tender Offer Statement on Schedule 14D-1 filed on October 25, 1999 (the "Statement") relating to the offer by EDB 4tel Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of EDB Business Partner ASA, a Norwegian limited company ("Parent"), to purchase all of the outstanding shares of common stock, par value $.04 per share (the "Shares"), of Telesciences, Inc., a Delaware corporation
(the "Company"), at $8.79 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 25, 1999 (the "Offer to Purchase") and a related Letter of Transmittal. Unless otherwise indicated the capitalized terms used herein shall have the meaning specified in the Statement, including the Offer to Purchase filed as Exhibit A-1 thereto. The purpose of this Amendment No. 2 is to amend Item 11 of the Statement as described below.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

         Item 11 is hereby amended and supplemented by the addition of the following exhibit:

                (a)(10) Press Release issued by EDB Business Partner ASA on November 23, 1999.


         Signature. After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Date: November 23, 1999                EDB 4tel Acquisition Corp.


                                        By:/s/ Asbjorn Eide
                                           ---------------------------------
                                                 Name:  Asbjorn Eide
                                                 Title: President


                                        EDB Business Partner ASA


                                        By:/s/ Eivind Kinck
                                           ---------------------------------
                                                 Name:  Eivind Kinck
                                                 Title: Executive Vice President




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                                  EXHIBIT INDEX


Exhibit
Number            Description
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(a)(10)           Press Release issued by EDB Business Partner ASA











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